NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

W. David Mannheim T: 919.329.3804 david.mannheim@nelsonmullins.com	301 Hillsborough Street, Suite 1400 Raleigh, NC 27603 T: 919.329.3800 F: 919.329.3799 nelsonmullins.com

August 28, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracie Mariner
Vanessa Robertson Tamika Sheppard Joe McCann

RE:	Synergy CHC Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 14, 2024
File No. 333-280556

Ladies and Gentlemen:

On behalf of Synergy CHC Corp. (the “Company”), we are hereby responding to the letter dated August 27, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on August 14, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form S-1

Certain Relationships and Related Party Transactions, page 72

1.	We note your revised disclosures in response to prior comment 6. Please revise to disclose whether there are default terms in place, including any rights and remedies in the event you do not receive payment in full on or before the repayment date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 73 of the Amended Registration Statement.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact David Mannheim at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim

cc:	Mike Bradshaw, Nelson Mullins Riley & Scarborough LLP
Jack Ross, Chief Executive Officer, Synergy CHC Corp.